PLX TECHNOLOGY, INC. REPORTS FOURTH-QUARTER AND FISCAL YEAR 2003 FINANCIAL RESULTS

SUNNYVALE, Calif. – (January 21, 2004) – PLX Technology, Inc. (NASDAQ: PLXT) today announced financial results for the fourth quarter and fiscal year ended December 31, 2003.

For the fourth quarter, PLX reported net revenues of $10.6 million, a 3 percent increase from the $10.3 million reported for the third quarter of 2003 and a 24 percent increase from the $8.6 million reported for the fourth quarter of 2002.

Net income under U.S. generally accepted accounting principles (GAAP), which included the effect of acquisition-related costs, was $0.3 million, or $0.01 per share (diluted), for the fourth quarter of 2003. This compared with a net loss under GAAP of $0.2 million, or a loss of $0.01 per share (diluted), for the prior-year quarter and net income under GAAP of $0.1 million, or $0.01 per share (diluted), for the third quarter of 2003.

Pro forma net income for the fourth quarter of 2003, which excluded the effect of acquisition-related costs, was $0.6 million, or $0.03 per share (diluted). This compared with pro forma net income of $0.4 million, or $0.02 per share (diluted), for the prior year quarter and $0.6 million, or $0.02 per share (diluted), for the third quarter of 2003. A reconciliation between net income (loss) under GAAP and pro forma net income is provided in a table immediately below the Pro Forma Consolidated Statements of Operations.

The company's gross margin for the fourth quarter was 72 percent. As a result of the sale of previously written-down inventory, PLX recorded a benefit of approximately $0.2 million, accounting for two gross margin percentage points, for the fourth quarter.

At December 31, 2003, cash and investments increased to $23.1 million from $21.7 million at year-end 2002.

"We're pleased with our fourth-quarter and full-year 2003 financial performance," said Mike Salameh, president of PLX Technology. "Fourth-quarter revenues grew 24 percent year over year and 3 percent sequentially, while fiscal 2003 marked PLX's tenth consecutive year of pro forma profitability. Despite using cash for stock repurchases and an acquisition, we also continued to grow our cash balance on a quarterly basis, as we have done for the last two years.

"We have had continued success with our two focus initiatives, PCI Express and PCI-to-PCI bridges. In the fourth quarter, we started testing the interoperability of our PCI Express solutions with computer system and test equipment vendors, an important step in PLX product development. We also continued to win designs with our recently acquired PCI-to-PCI bridge products."

Net revenues for fiscal year 2003 were $38.0 million, a 9 percent increase from the $34.8 million reported for 2002. Net loss under GAAP for the full year was $2.3 million, or a loss of $0.10 per share (diluted), compared with a net loss of $2.3 million, or a loss of $0.10 per share (diluted), for the prior year. Pro forma net income for 2003 was $0.5 million, or $0.02 per share (diluted), compared with pro forma net income of $0.3 million, or $0.01 per share (diluted), for 2002.

PLX management currently estimates net revenues of between $10.5 and $11.5 million for the first quarter of 2004. The company anticipates that first-quarter gross margin will remain in the 68 to 71 percent range. Operating expenses under GAAP are expected to be from $7.7 to $7.9 million. On a pro forma basis, which excludes estimated acquisition-related costs of approximately $0.3 million, operating expenses are anticipated to be between $7.4 and $7.6 million. This range is higher than pro forma operating expenses for the fourth quarter, due principally to expected tooling charges for new products.

PLX management plans to conduct a conference call today at 2:00 p.m. PST to discuss its fourth-quarter and full-year financial results, as well as its first-quarter outlook. There will also be a live Webcast and a replay of the conference call available through the Investors section of the PLX Web site at www.plxtech.com until January 28, 2004. The Webcast can also be accessed through www.ccbn.com.

For the live Webcast, listeners should go to the Web site at least 15 minutes before the event starts to download and install any necessary audio software. The archived Webcast is typically available one to two hours after the end of the live call.

USE OF PRO FORMA FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, PLX reports pro forma financial results. Pro forma net income and earnings per share exclude acquisition-related charges, such as amortization of deferred compensation and other intangibles, as well as the tax effect of these items. PLX's management believes these pro forma measures are useful to investors because they provide supplemental information that facilitates comparisons to prior periods. Management uses these pro forma measures to evaluate its financial results, develop budgets and manage expenditures. The method PLX uses to produce pro forma results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Investors are encouraged to review the reconciliation of these pro forma financial measures to the comparable GAAP results, which is provided in a table immediately below the Pro Forma Consolidated Statements of Operations.

About PLX
PLX Technology, Inc. (www.plxtech.com), based in Sunnyvale, Calif., USA, is the leading supplier of standard I/O interconnect silicon to the communications, server, storage and embedded-control industries. The PLX solution provides a competitive edge to customers through an integrated combination of high-performance silicon, hardware and software design tools, and partnerships. These innovative solutions are designed to enable customers to develop communications equipment with industry-leading performance, scalability and reliability. Furthermore, the combination of PLX product features, supporting development tools and partnerships allows customers to bring their designs to market faster. PLX PCI I/O Accelerator and HyperTransport Tunnel-to-Dual PCI-X devices are designed into a wide variety of embedded PCI communication systems, including switches, routers, line cards, media gateways, base stations, access multiplexors and remote access concentrators.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release includes statements that qualify as forward-looking statements under the Private Securities Litigation Reform Act of 1995. These include statements about the company's estimated revenues, estimated expenses, estimated margins, and estimated ongoing acquisition-related costs for the first quarter of 2004, and the expected broadening of the company's exposure to new customers and design opportunities. Such statements involve risks and uncertainties which may cause actual results to differ materially from those set forth in the statements. Factors that could cause actual results to differ materially include risks and uncertainties, such as reduced demand for products of electronic equipment manufacturers which include the company's products, due to adverse economic conditions in general or those specifically affecting the company's markets, technical difficulties and delays in the development process, errors in the products, reduced backlog for the company's customers, unexpected expenses, and the political climate. Please refer to the documents filed by the company with the SEC from time to time, including, but not limited, to the Annual Report on Form 10-K for the year ended December 31, 2002 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, both of which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are made as of today, and the company assumes no obligation to update such statements.

Editorial contact: **Company contact:**
Jerry Steach   **Rafael Torres, CFO**
CommonGround Communications (for PLX)   **PLX Technology, Inc.**
Tel: 415.567.0899   **Tel: 408.774.9060**
jsteach@plxtech.com   **rtorres@plxtech.com**

PLX TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three months ended			Twelve Months Ended	
	December 31, 2003	December 31, 2002	September 30, 2003	December 31, 2003	December 31, 2002
Net revenues	$ 10,592	$ 8,556	$ 10,283	$ 38,038	$ 34,810
Cost of revenues	2,988	2,675	2,846	10,867	10,852
Gross margin	7,604	5,881	7,437	27,171	23,958
Operating expenses:					
Research and development	3,626	3,514	3,816	15,048	14,256
Selling, general and administrative	3,562	2,646	3,301	13,114	12,433
In-process research and development	--	--	--	875	--
Amortization of purchased intangible assets	297	133	297	931	533
Total operating expenses	7,485	6,293	7,414	29,968	27,222
Income (loss) from operations	119	(412)	23	(2,797)	(3,264)
Interest income and other, net	219	260	138	567	1,004
Income (loss) before provision for income taxes	338	(152)	161	(2,230)	(2,260)
Provision for income taxes	13	49	32	29	60
Net income (loss)	$ 325	$ (201)	$ 129	$ (2,259)	$ (2,320)
Basic net income (loss) per share	$ 0.01	$ (0.01)	$ 0.01	$ (0.10)	$ (0.10)
Shares used to compute basic per share amounts	23,833	21,204	23,797	22,755	22,785
Diluted net income (loss) per share	$ 0.01	$ (0.01)	$ 0.01	$ (0.10)	$ (0.10)
Shares used to compute diluted per share amounts	24,929	21,204	24,442	22,755	22,785

PLX TECHNOLOGY, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Excluding Acquisition-Related Costs and Amortization of Intangible Assets)
(Unaudited)
(in thousands, except per share amounts)

| | Three months ended | | | Twelve Months Ended | |
	December 31, 2003	December 31, 2002	September 30, 2003	December 31, 2003	December 31, 2002
Net revenues..	$ 10,592	$ 8,556	$ 10,283	$ 38,038	$ 34,810
Cost of revenues.......................................	2,988	2,675	2,846	10,867	10,852
Gross margin..	7,604	5,881	7,437	27,171	23,958
Operating expenses:					
Research and development................................	3,615	3,056	3,713	14,118	12,221
Selling, general and administrative......................	3,548	2,646	3,287	13,077	12,348
Total operating expenses.............................	7,163	5,702	7,000	27,195	24,569
Income (loss) from operations........................	441	179	437	(24)	(611)
Interest income and other, net......................	219	260	138	567	1,004
Income before provision for income taxes...........	660	439	575	543	393
Provision for income taxes..........................	13	49	4	29	60
Net income..	$ 647	$ 390	$ 571	$ 514	$ 333
Basic net income per share...........................	$ 0.03	$ 0.02	$ 0.02	$ 0.02	$ 0.01
Shares used to compute basic per share amounts....	23,833	21,204	23,797	22,755	22,785
Diluted net income per share.........................	$ 0.03	$ 0.02	$ 0.02	$ 0.02	$ 0.01
Shares used to compute diluted per share amounts..	24,929	21,204	24,442	23,272	22,785

A reconciliation between net income (loss) on a GAAP basis and pro forma net income is as follows:

GAAP net income (loss)..............................	$ 325	$ (201)	$ 129	$ (2,259)	$ (2,320)
In-process research and development................	--	--	--	875	--
Amortization of deferred stock-based compensation.............	25	458	117	967	2,120
Amortization of purchased intangible assets........................	297	133	297	931	533
Income tax effect.....................................	--	--	28	--	--
Pro forma net income.................................	$ 647	$ 390	$ 571	$ 514	$ 333

PLX TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2003	December 31, 2002(1)
	(unaudited)	
ASSETS		
Cash and investments...	$ 23,056	$ 21,680
Accounts receivable, net..	4,998	2,568
Inventories...	1,893	1,003
Income tax receivable...	--	3,635
Property and equipment, net..	31,068	31,962
Goodwill...	15,998	8,054
Other intangible assets..	2,730	970
Other assets..	2,060	2,103
Total assets...	$ 81,803	$ 71,975
LIABILITIES		
Accounts payable..	$ 1,768	$ 1,582
Accrued compensation and benefits...	1,427	932
Deferred revenues..	991	613
Accrued commissions...	368	201
Other accrued expenses..	1,228	683
Total liabilities..	5,782	4,011
STOCKHOLDERS' EQUITY		
Common stock, par value..	24	21
Additional paid-in capital...	84,508	74,953
Deferred compensation...	(44)	(900)
Notes receivable for employee stock purchases..............................	(70)	(67)
Accumulated other comprehensive income....................................	(49)	46
Accumulated deficit..	(8,348)	(6,089)
Total stockholders' equity..	76,021	67,964
Total liabilities and stockholders' equity.....................................	$ 81,803	$ 71,975

(1) Derived from audited financial statements